Exhibit 99.1

US, CANADA

TELUS International Appoints New Chief Commercial Officer to Lead Strategic Growth and Market Collaboration

Maria Pardee brings two decades of experience in digital transformation and global integration

VANCOUVER, British Columbia - March 9, 2021 - TELUS International (NYSE and TSX: TIXT), a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions for global and disruptive brands, today announced the appointment of Maria Pardee as the company’s new chief commercial officer (CCO).

As CCO, Maria will be responsible for overseeing the company’s global sales team and solidifying the plans and strategies for the company. As a key member of the executive leadership team, she will also lead TELUS International’s go-to-market organizational integration to maximize its growth potential and create and capitalize on market opportunities.

“On behalf of our more than 50,000 team members located around the world, I am so very pleased to welcome Maria to our TELUS International family. As our company’s new chief commercial officer, she will bring a fresh perspective, new ideas and expert knowledge to help drive our sales organization to new levels of competitiveness and success, while contributing to our company’s caring culture and vision,” said Jeff Puritt, president and CEO at TELUS International. “Her vast global experience developing and executing winning sales strategies across our focus verticals is the perfect complement to our team’s existing expertise and capabilities in digital CX. Together, we are more strongly positioned than ever before to build upon our significant momentum in the market as we continue to meet the evolving digital transformation needs and priorities of our clients.”

With more than 25 years of leadership experience in technology and transformation roles, Maria specializes in the sale of digital transformation and infrastructure managed services deals. She has an impressive track record in delivering on change initiatives, global integration and creating high-performing teams that are customer-focused and results-oriented. Previously, as SVP and GM at DXC Technology, she focused on the transformation of employee and customer experience through innovation.

“TELUS International prioritizes innovation and digital transformation and I am pleased to join a company that consistently puts team members first, and empowers them to deliver a positive customer experience,” Maria said. “I am passionate about working with clients to find the best digital services and solutions that will help them meet their business goals and this is the environment that TELUS International fosters. Giving back in my community is also of great importance to me, and I’m proud to be a part of a company that understands how vital this is and is a global leader in corporate social responsibility, providing both volunteer hours and funding support in each of the regions where it operates around the world. I look forward to collaborating with all of my new colleagues across the organization to find incremental, innovative ways to maximize our company’s growth potential, synergies and market opportunities.”

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About TELUS International

TELUS International (NYSE and TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, data annotation and intelligent automation, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality. Learn more at: www.telusinternational.com.

Press Contact:

Ali Wilson

(604) 328-7093

ali.wilson@telusinternational.com